CUSIP No. 648904200                                           Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)[1]

                        New World Restaurant Group, Inc.
                 f/k/a New World Coffee - Manhattan Bagel, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    648904200
                                    ---------
                                 (CUSIP Number)

     William J. Nimmo                           Joshua A. Leuchtenburg, Esq.
     Halpern Denny III, L.P.                    Ropes & Gray LLP
     500 Boylston Street, Suite 1880            45 Rockefeller Plaza
     Boston, Massachusetts  02116               New York, New York  10111
     Tel.  (617)536-6602                        Tel. (212)841-5700


                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               September 30, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




-----------------------
     [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 648904200                                           Page 2 of 6 Pages

1) Name of Reporting Person: Halpern Denny III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):                04-3501525
------------------------------------------------------

2) Check the Appropriate Box            (a) [X]
   if a Member of a Group               (b) [ ]
------------------------------------------------------

3) SEC Use Only
------------------------------------------------------

4) Source of Funds                      OO
------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                 Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------

6) Citizenship or Place of Organization         Delaware
------------------------------------------------------

Number of                               7) Sole Voting          - 0 -
Shares Beneficially                          Power
Owned by

                                        -----------------------------------
                                        8) Shared Voting
                                                Power           - 0-

                                        -----------------------------------
                                        9) Sole Disposi-        - 0 -
                                           tive Power

                                        -----------------------------------
                                        10) Shared Dis-
                                            positive Power      - 0 -

                                        -----------------------------------

11) Aggregate Amount Beneficially                               - 0 -
    Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
         Represented by                         0%
         Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person                    PN

1) Name of Reporting Person: Halpern Denny & Company V, L.L.C.

   and I.R.S. Identification No. of Above Person, if an Entity (Voluntary):

CUSIP No. 648904200                                           Page 3 of 6 Pages
                                    04-3501523
------------------------------------------------------
2)      Check the Appropriate Box       (a) [X]
        if a Member of a Group          (b) [ ]
------------------------------------------------------
3)      SEC Use Only

------------------------------------------------------
4)      Source of Funds                 00

------------------------------------------------------
5)      Check if Disclosure of
        Legal Proceedings Is            Not Applicable
        Required Pursuant to
        Items 2(d) or 2(e)

------------------------------------------------------
6)      Citizenship or Place
        of Organization                 Delaware
------------------------------------------------------
Number of                               7) Sole Voting          - 0 -
Shares Beneficially                        Power
Owned by
Reporting Person:                       ---------------------------------------
                                        8) Shared Voting
                                             Power              - 0 -
                                        ---------------------------------------
                                        9) Sole Dis-            - 0 -
                                             positive Power
                                        ---------------------------------------
                                        10) Shared Dis-
                                            positive Power      - 0 -
                                        ---------------------------------------

11)     Aggregate Amount Beneficially                           - 0 -
        Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

-------------------------------------------------------------------------------
13)     Percent of Class
        Represented by                  0%
        Amount in Row (11)

-------------------------------------------------------------------------------
14)     Type of Reporting
        Person                          OO

CUSIP No. 648904200                                           Page 4 of 6 Pages

                                 Schedule 13D-A
                                 --------------

          This Amendment No. 6 (the "Schedule 13D Amendment 6") amends Schedule 13D, which was originally filed on February 1, 2001 ("Original Schedule 13D") and amended by Amendment No. 1 to Schedule 13D on April 6, 2001 ("Schedule 13D Amendment 1"), Amendment No. 2 to Schedule 13D on June 25, 2001 ("Schedule 13D Amendment 2"), Amendment No. 3 to Schedule 13D on November 12, 2002 ("Schedule 13D Amendment 3"), Amendment No. 4 to Schedule 13D on March 20, 2003 ("Schedule 13D Amendment 4") and Amendment No. 5 to Schedule 13D on May 20, 2003 ("Schedule 13D Amendment 5"). Terms defined in the Original Schedule 13D, Schedule 13D Amendment 1, Schedule 13D Amendment 2, Schedule 13D Amendment 3, Schedule 13D Amendment 4 and Schedule 13D Amendment 5 are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          As previously disclosed by the Original Schedule 13D, Schedule 13D Amendment 1, Schedule 13D Amendment 2, Schedule 13D Amendment 3, Schedule 13D Amendment 4 and Schedule 13D Amendment 5, HD III is entitled to receive certain Step-Up Warrants and Antidilution Warrants. New World recently issued the Step-Up Warrants and Antidilution Warrants to which HD III was entitled after September 15, 2002. Subsequent to the filing of Schedule 13D Amendment 5, HD III and the SP Funds determined that warrants to purchase an additional 372,746 shares of Common Stock rather than an additional 745,492 as previously disclosed in Schedule 13D Amendment 5 should be transferred to HD III pursuant to the Stock Purchase Agreement by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. and HD III.

          Pursuant to the Equity Restructuring Agreement (the "Restructuring Agreement") dated June 26, 2003 among New World, Greenlight Capital, L.P., Greenlight Capital Offshore, Ltd., Brookwood New World Investors, L.L.C., NWCI Holdings, LLC and HD III, attached hereto as Exhibit 99.1, HD III has agreed to deliver, assign and transfer to New World all of its voting securities of New World, which consist of 23,264,107 shares of Common Stock, warrants to purchase 13,711,054 shares of Common Stock and 56,237.994 shares of Series F Preferred Stock of New World previously acquired by HD III in a series of private transactions pursuant to certain Purchase Agreements as previously disclosed by the Original Schedule 13D, as amended, in exchange for 57,000 shares of Series Z Preferred Stock, par value $0.001.

Item 4. Purpose of Transaction.
        ----------------------

          Pursuant to the terms of the Restructuring Agreement, HD III exchanged all of the voting securities of New World held by it for 57,000 shares of Series Z Preferred Stock for investment purposes.

          The closing under the Restructuring Agreement occurred on September 30, 2003. Pursuant to the terms of the Restructuring Agreement, HD III exchanged
(i) 23,264,107 shares of Common Stock, (ii) warrants to purchase 13,711,054 shares of Common Stock and (iii) 56,237.994 shares of Series F Preferred Stock, of New World, for 57,000 shares of Series Z Preferred Stock of New World.

          According to the Certificate of Designation, Preference and Rights of the Series Z Preferred Stock (the "Series Z Certificate of Designation"), attached hereto as Exhibit 99.2, holders of Series Z Preferred Stock are not entitled to receive dividends, except in the event that New World fails to discharge its obligations to redeem all of the outstanding shares of Series Z Preferred Stock on the earlier of June 30, 2009, or the effective time of a merger or change of control (the "Mandatory Redemption Date"). In the event that New World fails to discharge such redemption obligations, the holders of Series Z Preferred Stock shall be entitled to receive cumulative annual dividends payable quarterly in cash, on each March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"), commencing on the first of such dates to occur after the Mandatory Redemption Date, at the rate per of $1,000 per such shares equal to 250 basis point higher than the highest rate paid by New World on its funded indebtedness on each Dividend Payment Date,

CUSIP No. 648904200                                           Page 5 of 6 Pages

until such shares are redeemed in full. The liquidation preference (the "Liquidation Preference") for each share of Series Z Preferred Stock is equal to $1,000 (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued and unpaid dividends, if any. No dividends or other distributions of any kind may be declared or paid on, nor will New World redeem, purchase or acquire any shares of the Common Stock or any other junior class or series of stock other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with New World's Rights Agreement dated June 7, 1999, unless all dividends of the Series Z Preferred Stock accrued for all past dividend periods have been paid in full in cash.

          The Series Z Certificate of Designation provides that the Series Z Preferred Stock is redeemable at the election of New World, in whole or in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice, for an amount payable in cash equal 100% of the Liquidation Preference to $1,000 (the "Redemption Price").

          As described above, all outstanding shares of Series Z Preferred Stock must be redeemed in whole on the earlier of June 30, 2009 or the effective time of a merger or change of control, at the Redemption Price, payable in cash.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

          (a) As of the date hereof, HD III and the General Partner do not beneficially own any shares of Common Stock of New World.

          (b) Not applicable.

          (c) Except as described in this statement, neither HD III nor the General Partner have engaged in any transactions in the Common Stock within the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

          (e) On September 30, 2003, HD III and the General Partner ceased to be the beneficial owner of more than five percent of the shares of Common Stock of New World.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        -----------------------------------------------------------------------

          Except as described in Items 3 and 4 above and in the Original
Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2,
Schedule 13D Amendment 3, Schedule 13D Amendment 4 and Schedule 13D Amendment 5, neither HD III nor the General Partner have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

Item 7. Material to be filed as Exhibits
        --------------------------------

        Exhibit 99.1 - Equity Restructuring Agreement

        Exhibit 99.2 - Certificate of Designation

CUSIP No. 648904200                                           Page 6 of 6 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        HALPERN DENNY III L.P.
                        By:  Halpern Denny & Company V, L.L.C.,
                             General Partner

                        By:/s/ William J. Nimmo
                           ------------------------------------
                                Managing Member


                        HALPERN DENNY & COMPANY V, L.L.C.


                        By:/s/ William J. Nimmo
                           -----------------------------------------
                                Managing Member

Dated:   October 2, 2003